SI

20004618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-6537

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E. Mineral Circle Suite 200
(No. and Street)

Centennial (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303)785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave (Address) Lakewood (City) CO (State) 80226 (Zip Code)

SEC Mail Processing Section
FEB 25 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Ray Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

HOLLY LEES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164020982
MY COMMISSION EXPIRES JUN 2, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Geneos Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Geneos Wealth Management, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February 21, 2019

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		2019
Cash and cash equivalents	$	3,012,517
Deposits with clearing brokers		226,321
Receivables:		
Commissions		4,442,795
Accounts receivable		44,643
Related party (Note 3)		151,264
Clearing brokers		200,891
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $281,743		151,247
Deferred tax asset (Note 4)		111,499
Other assets		1,497,150
	$	9,838,327

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	4,583,295
Accounts payable and accrued expenses		400,768
Income tax payable		452
Accrued salaries and benefits		1,363,168
Total liabilities		6,347,683
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		3,085,257
Deficit		405,386
Total shareholder's equity		3,490,644
	$	9,838,327

The accompanying notes are an integral part of this statement.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2019

REVENUE:	
Gross dealer concession and investment advisory fees	$ 112,602,887
Other	3,607,835
Total revenue	116,210,722
EXPENSES:	
Commissions	98,053,616
Salaries, benefits and payroll taxes	10,140,517
Professional	3,760,439
Legal	59,753
General and administrative (Note 3)	2,102,661
Clearing	1,243,850
Stock based compensation (Notes 1 and 6)	7,903
Regulatory	63,812
Depreciation and amortization	65,258
Total expenses	115,497,809
Operating Net Income	712,913
Income tax provision (Note 4)	167,735
NET INCOME	**$ 545,178**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2019

	Common Stock - A		Additional Paid-In		
	Shares	Amount	Capital	Deficit	Total
BALANCES, December 31, 2018	1,000	$ 1	$ 5,077,354	$ (139,792)	$ 4,937,563
Stock option compensation (Note 6)	-	-	7,903	-	7,903
Dividend	-	-	(2,000,000)	-	(2,000,000)
Net Income	-	-	-	545,178	545,178
BALANCES, December 31, 2019	1,000	$ 1	$ 3,085,257	$ 405,386	$ 3,490,644

The accompanying notes are an integral part of this statement.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 545,178
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	65,258
Stock option compensation	7,903
Increase and decrease in assets and liabilities:	
Decrease in deferred tax asset	126,612
Increase in deposits with clearing brokers	(2,331)
Increase in commissions receivable	(182,701)
Increase in due from clearing broker	(130,753)
Increase in related party receivable	(121,974)
Decrease in accounts receivable	244,986
Increase in prepaid expenses	(81,209)
Decrease in other assets	516,093
Increase in commissions payable	351,413
Decrease in income taxes payable	(48,030)
Increase in accrued salaries and benefits	537,253
Increase in accounts payable and accrued expenses	17,518
Decrease in other accrued liabilities	(201,124)
Net cash provided by operating activities	1,644,089
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment	(15,465)
Capital Expenditures	(42,854)
Net cash used in investing activities	(58,319)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend to parent company	(2,000,000)
Net cash used in financing activities	(2,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(414,230)
CASH AND CASH EQUIVALENTS, at beginning of year	3,426,747
CASH AND CASH EQUIVALENTS, at end of year	$ 3,012,517
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for taxes	$ 89,163

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in GWM Holdings, Inc. owning 100% of the outstanding shares of Gĕneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2019, management believes all receivables to be fully collectible.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Stock Option Plan *(concluded)*

During the year ended December 31, 2019, stock-based compensation of $7,903 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2019, the Company had net capital and net capital requirements of $1,529,031 and $423,179, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.15 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013 and ending December 19, 2023, and a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2019. Future minimum lease payments at December 31, 2019, are as follows:

Year	Amount
2020	378,560
2021	388,024
2022	397,488
2023	406,952
Total	**$ 1,571,024**

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

Rent expense for the year ended December 31, 2019 was approximately $325,502.

The Company paid Gentech LLC, an affiliated company which is also owned by the same parent company ,GWM Holdings, Inc. $1,080,000 in 2019 for software licensing and data hosting The company had receivables from Gentech LLC. and Portfolio Design Advisors, an affiliated registered investment advisor of $136,401 and $14,862, respectively. Both of these receivables are for operating expenses such as accounting and insurance paid by Geneos.

NOTE 4 - INCOME TAXES

In the filing of the Company's December 31, 2019 income tax returns the Company has taxable income of approximately $356,826. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the stock option compensation as mentioned in Note 6. The deferred tax asset also includes the benefit of taxable net operating loss carry forwards that the company plans on utilizing in the next 3 to 5 years.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2019, are as follows:

Deferred tax asset:	
Other temporary differences	315,437
Valuation allowance	(203,938)
Total deferred tax asset	**$ 111,499**

The future benefit for the net operating loss carry forward decreased by $91,893 due to the anticipated offset of taxable income in 2019.

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2019, the Company contributed approximately $360,000 to the PSP and approximately $3,058,374 to the EBP.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options.

The total authorized number of options is 9,800,000. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted average fair value of options ranging from $0.10 to $2.00; and an expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $7,903 for the year ended December 31, 2019.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2019:

	Options	Price per share Exercise Range	Weighted-average Fair Value Per Share
Outstanding, December 31, 2018	2,266,103	$2.00	$ 0.07
Granted	-	-	-
Exercised	-	-	-
Forfeited	(139,547)	2.00	0.15
Outstanding, December 31, 2019	2,126,556	$ 2.00	$ 0.07

The following table represents summarized information about options outstanding at December 31, 2019.

		Outstanding Options		Exercisable options	
Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Fair Value
$2.00	2,266,103	2.55	$ 2.00	1,971,774	$ 0.07

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2019, the Company held cash of $573,297 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GĔNEOS WEALTH MANAGEMENT, INC.

Computation of Net Capital Pursuant to SEC Uniform Net Capital Rule 15c3-1 and CFTC Regulation 1.17

CREDIT:		
Shareholder's equity	$	3,490,644
DEBITS:		
Nonallowable assets:		
Other assets		1,287,422
Deferred tax assets		111,499
Related party receivables		151,264
Accounts receivable		202,647
Furniture, equipment, and software		151,247
Deposits with clearing broker		10,034
Total debits		1,914,113
Net capital before haircuts		1,576,531
Haircuts on investments		47,500
Undue concentration		-
NET CAPITAL		1,529,031
Minimum requirements of 6-2/3% of aggregate indebtedness of $6,347,683, CFTC requirement of $45,000 or $3,000 per associated person, or SEC requirement of $50,000, whichever is greater		423,179
Excess net capital	**$**	**1,105,852**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	4,583,295
Accrued salaries and benefits		1,363,168
Accounts payable and accrued expenses		401,219
Aggregate indebtedness	**$**	**6,347,683**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**4.15 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2019.

See Independent Auditors' Report.

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

The Board of Directors of
Gĕneos Wealth Management, Inc.

In planning and performing our audit of the financial statements of Gĕneos Wealth Management, Inc. (the "Company"), as of and for the year ended December 31, 2019 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2019, to meet the SEC's objectives and CFTC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2019, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Lakewood, CO
February 21, 2019

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Gĕneos Wealth Management, Inc.

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Gĕneos Wealth Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 21, 2019

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Gĕneos Wealth Management, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2019. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Gĕneos Wealth Management, Inc.
9055 E Mineral Circle, Suite 200
Centennial, CO 80112

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Gĕneos Wealth Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Lakewood, CO
February 21, 2019

GĔNEOS WEALTH MANAGEMENT, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2019

General Assessment per Form SIPC-7, including interest	$	112,373
Less payments made with Form SIPC-6		(52,560)
Amount paid with Form SIPC-7	**$**	**59,813**